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ALLISON M. FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

July 20, 2018

Ms. Lisa Larkin

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Re:                             Morgan Stanley Variable Investment Series (the “Trust”)

(File No. 811-03692)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on June 29, 2018 relating to the Special Meeting of Shareholders (the “Meeting”) of the European Equity Portfolio and Limited Duration Portfolio (the “Funds”), each an existing series of the Trust, being held to consider and act upon proposals to liquidate and dissolve each Fund pursuant to the Plan of Liquidation adopted by the Board of Trustees of the Trust.  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s proxy statement on its behalf.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about July 20, 2018.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.                            Please include disclosure regarding security ownership of certain beneficial owners and management pursuant to Item 403 of Regulation S-K and Item 6 of Schedule 14A.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                            Please revise the disclosure, if applicable, to include whether the Funds expect any difficulties with liquidating their portfolio holdings in order to provide the liquidating distributions to their respective Shareholders.

Response 2.                               We respectfully acknowledge the comment; however, the Funds do not expect any difficulties with liquidating their portfolio holdings in order to provide the liquidating distributions to their respective Shareholders.

Comment 3.                            Please supplementally confirm that the Funds will continue to stay current on all applicable filing obligations.

Response 3.                               We hereby confirm that the Funds will continue to stay current on all applicable filing obligations.

Comment 4.                            Please supplementally confirm that the Funds will decide on the collectivity of all receivables and will include in their respective liquidation costs anything they believe will fail to be collected.

Response 4.                               We hereby confirm that the Funds will decide on the collectivity of all receivables and will include in their respective liquidation costs anything they believe will fail to be collected.

Comment 5.                            Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidations.

Response 5.                               We hereby confirm that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidations.

Comment 6.                            Please revise the proxy cards to include voting boxes corresponding to “[a]ny other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.”

Response 6.                               We respectfully acknowledge the comment; however, this item does not relate to a proposal on which Shareholders can vote. The proxy cards have been revised to remove this item from the list of proposals.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/Allison M. Fumai
Allison M. Fumai